MASONITE INTERNATIONAL CORPORATION FILES AMENDED CIRCULAR; MAILS SUPPLEMENTAL MATERIALS TO SHAREHOLDERS

Toronto, Ontario, February 10, 2005 — Masonite International Corporation (TSX and NYSE: MHM) announced today that it has filed with Canadian and United States securities regulators an amended management information circular relating to its special meeting of shareholders to be held on February 18, 2005. Certain sections of Masonite’s circular dated January 18, 2005 have been revised in response to comments received from staff of the U.S. Securities and Exchange Commission (the “SEC”). The circular seeks Masonite shareholder approval for a plan of arrangement pursuant to which all outstanding common shares of Masonite would be exchanged with Stile Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. L.P., for consideration of C$40.20 per common share.

The amended circular does not contain any changes to the terms of the transaction. A copy of the amended circular which incorporates all changes made as a result of comments received from staff of the SEC can be found at www.sec.gov and www.sedar.com. Masonite will also be mailing to shareholders of record on January 17, 2005 a supplement to the circular which will contain a copy of the sections of the circular describing the background to, reasons for and particulars concerning the proposed transaction marked to show changes made as a result of SEC comments.

The special meeting of shareholders will be held on February 18, 2005 and the record date for voting will remain January 17, 2005, as previously announced. Any Masonite shareholder who has already deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting and who does not wish to change his or her proxy need not take any further action.

Masonite is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 75 facilities in 16 countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The company sells its products to customers in over 50 countries. For more information, visit www.masonite.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Alan Miller
Innisfree M&A Incorporated
Telephone: (212) 750-5831